Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 21, 2016

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This document provides information concerning the agenda of the ordinary shareholders’ meeting to be held on Thursday, May 26, 2016, at 3:00 p.m. (CET), at the Group Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium.

At the ordinary shareholders’ meeting, the Company’s shareholders will deliberate and, where applicable, vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary shareholders’ meeting to be held on May 26, 2016. Consequently, decisions at this meeting can be taken irrespective of the number of Delhaize Group shares present or represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 7 can be validly adopted with the approval of a majority of the votes cast.

Holders of Delhaize Group ordinary shares can validly exercise the vote attached to their shares at the May 26, 2016 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on the Company’s website (www.delhaizegroup.com). If you have questions regarding the items on the agenda, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote with respect to the May 26, 2016 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the items on the agenda, please contact Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the convening notice, the annual report and the annual accounts of the Company and all other documents relating to the ordinary shareholders’ meeting to be held on May 26, 2016 which are legally required to be made available to shareholders. Copies of these documents are available on the Company’s website (www.delhaizegroup.com) and can also be obtained at no cost by shareholders by calling the Delhaize Group Investor Relations Department at +32 2 412 21 51 and by holders of Delhaize Group American Depositary Shares by calling Citibank at +1 877 853 2191.

Frans Muller

President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary Shareholders’ Meeting

May 26, 2016

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2015	3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2015	3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2015	3

4.	Proposal to Approve the statutory (non-consolidated) annual accounts as of December 31, 2015, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.80 per share	4

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2015	5

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2015	5

7.	Proposal to Approve the Remuneration Report	5

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2015

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than 45 calendar days before the date of the ordinary shareholders’ meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, i.e. Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Companies Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2015

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2015, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 173.

The reports of the statutory auditor will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2015

The consolidated annual accounts of the Company as of December 31, 2015 will be presented and discussed at the ordinary shareholders’ meeting.

No vote is required on the consolidated annual accounts as of December 31, 2015.

Item (4)

Proposal to Approve the Statutory (Non-Consolidated) Annual Accounts as of December 31, 2015,

including the Allocation of Profit, and

Approval of the Distribution of a Gross Dividend of EUR 1.80 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 2, 2016, will be proposed for shareholders’ approval at the ordinary shareholders’ meeting:

Allocation of Profit	(in EUR)

Profit for the financial year ended December 31, 2015 available for appropriation	364,016,893.29

Profit carried forward from previous years	615,841,224.44

Profit to be allocated	979,858,117.73

As indicated in the table below, at the ordinary shareholders’ meeting, the Board will propose the payment of a gross dividend of EUR 1.80 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 2, 2016, was EUR 187.7 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 and 2012 US Stock Incentive Plans, the Company may issue new shares, coupon no. 54 attached, between the date of adoption of the annual accounts by the Board, which was March 2, 2016, and the date of their proposed approval by the ordinary shareholders’ meeting of May 26, 2016.

Therefore, as of April 21, 2016, the 2015 profit appropriation is as follows:

Profit Appropriation	(in EUR)

Profit to be allocated	979,858,117.73

Transfer to legal reserve	104,173.10

Aggregate amount of the gross dividend related to all the shares	187,656,097.00

Balance of profit to be carried forward	792,097,847.63

On that basis, the Board will communicate at the ordinary shareholders’ meeting of May 26, 2016 the aggregate number of shares entitled to the 2015 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2015 will be modified accordingly. The maximum number of shares which could be issued between March 2, 2016, and May 26, 2016 is 886,536, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 1.6 million to EUR 189.3 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2015

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither any omission, nor any false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2015

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Approve the Remuneration Report

The Company wants to provide its shareholders with consistent and transparent information on executive compensation. The Company’s remuneration report, which is included in the corporate governance statement of the management report of the Company and is available at the Company’s website (www.delhaizegroup.com), contains among other things, information on the following topics:

•	The remuneration policy applied during 2015;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	The Directors’ remuneration;

•	The Executive Management compensation; and

•	The Company share ownership guidelines.

The remuneration report must be submitted for approval at the shareholders’ meeting. At its annual meeting on May 28, 2015 the Company requested shareholder approval for its Remuneration Report. The shareholders did not approve the Remuneration Report. The Company has taken this rejection seriously into consideration and consulted with shareholders and related stakeholders to better understand the concerns and reasons for this negative vote. The main reasons for rejecting the Remuneration Report was based on one off elements in 2014 (e.g.: payout in 2014 of retention awards granted in 2013, which lie outside the framework of the remuneration policy).

It was however also confirmed that the disclosure made in the Remuneration Report was considered sufficient compared to Belgian market practice and indicates alignment with the principle of pay-for-performance; and that the LTI with a three-year vesting and performance period (for the Performance Stock Unit Plans) is aligned with long-term shareholders’ interests.

In this context and taking into account the additional input based on the rejection, the company has made some additional changes to some programs (e.g.: moving away from accelerated vesting of equity based instruments following involuntary termination without cause or voluntary for good reason) and to its disclosure.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Annex 1 to Exhibit 99.2

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Voting Instructions

You can vote by Internet, Telephone or by Mail

Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 a.m. (New York City time) on May 18, 2016.

Vote by Internet

• Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.

• Or with your Smartphone scan the QR code to cast your vote now.

Vote by Telephone

• Call toll free 1-800-652-Vote (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

• Follow the instructions provided in the recorded message.

Vote by Mail

• Mark, sign and date your Voting Instruction Form.

• Detach your Voting Instruction Form.

• Return your Voting Instruction Form in the postage-paid envelope provided.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain
1.				7.

2.

3.

4.

5.

6.

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2015.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2015.

3.	Communication of the consolidated annual accounts as of December 31, 2015.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2015, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.80 per share (*).

5.	Discharge of liability of the directors.

6.	Discharge of liability of the statutory auditor.

7.	Approval of the remuneration report.

(*)	Such amount may fluctuate depending on the number of warrants exercised between the date of this convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 2, 2016 and to holders of American Depositary Receipts (ADRs) as from June 7, 2016.

More information concerning the above resolutions is available on the Company’s website www.delhaizegroup.com.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Ordinary Shareholders’ Meeting

to be held on May 26, 2016

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on May 18, 2016 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.

ADS Record Date:	April 18, 2016.

Share Record Date:	May 12, 2016 at 11:59 p.m. (CET). (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).

Meeting Specifics:	Ordinary Shareholders’ Meeting to be held on Thursday, May 26, 2016 at 3:00 p.m. (CET) at the Group Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium (the “Meeting”).

Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.

Depositary:	Citibank, N.A.

Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of May 3, 2013.

Deposited Securities:	Ordinary shares of the Company.

Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADS, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 2 to Exhibit 99.2

DELHAIZE GROUP
ANNUAL REPORT 2015
Important Notice Regarding the Availability of Proxy Materials for the Ordinary Shareholders Meeting to Be Held on May 26, 2016.
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
A complete version of the proxy materials relating to the May 26, 2016 Ordinary Shareholders Meeting is available at
http://www.delhaizegroup.com/en/CorporateGovernance/ShareholderInformation/GeneralMeetings
/OrdinaryGeneralMeetingMay26th2016.aspx
If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. Please make your request to our Depositary Bank, Citibank, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Daylight Time. Alternatively, you may request these materials in writing to the address below.
Citibank Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-5000